UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated February 7, 2012

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                No    ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333- 168347), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a news release dated 6 February 2012 entitled ‘VODAFONE AND WIND HELLAS TERMINATE DISCUSSIONS RELATING TO A POTENTIAL BUSINESS COMBINATION’

6 February 2012

VODAFONE AND WIND HELLAS TERMINATE DISCUSSIONS RELATING TO A POTENTIAL BUSINESS COMBINATION

Vodafone Group and Largo Limited, the sole shareholder of Wind Hellas, confirm that they have agreed to terminate discussions relating to a potential business combination between Vodafone Greece and Wind Hellas.

- ends -

For further information:

Vodafone Group	Wind Hellas
Investor Relations	Media Relations
Tel: +44 (0) 7919 990 230	+30 210 6158367
crpafr@wind.com.gr
Media Relations	Holloway & Associates
Tel: +44 (0) 1635 664444	Tel. +44 (0) 207 2402486

About Vodafone

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 391 million customers in its controlled and jointly controlled markets as at 30 September 2011. Vodafone currently has equity interests in over 30 countries across five continents and more than 40 partner networks worldwide. For more information, please visit www.vodafone.com

About Wind Hellas

Wind Hellas launched operations in Greece in June 1993, enabling the country’s first mobile phone. Over the past 18 years, the company has established itself as a technology pioneer. In 2007, the company acquired the fixed and internet provider Tellas. Today, Wind Hellas is the only integrated telecoms operator in Greece, offering Mobile, Fixed and Internet services. For more information, please visit http://www.wind.com.gr/en/

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: February 7, 2012	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company
Secretary